Exhibit T3A.15

APPROVED BY OOO “Glavspirttrest” SOLE PARTICIPANT LATCHEY LIMITED dated 30 December 2009

CHARTER

OF LIMITED LIABILITY COMPANY

“Glavspirttrest”

(new version)

Pushkino

2009

Charter of OOO “Glavspirttrest”

ARTICLE 1.	GENERAL PROVISIONS

1.1.	Limited Liability Company “Glavspirttrest” (the “Company”) has been established under the Civil Code of the Russian Federation, Federal Law On Limited Liability Companies No. 14-FZ dated 08/02/1998 (the “Law”) and is governed in its activity by the aforementioned laws, other acts of applicable law and this Charter.

1.2.	The Company has been established for an indefinite term.

ARTICLE 2.	COMPANY NAME, LOCATION, BRANCHES AND REPRESENTATIVE OFFICES OF THE COMPANY

2.1.	The full corporate name of the Company is:

in Russian:

Abbreviated corporate name of the Company:

OOO

2.2.	Name of the Company in English: OOO “Glavspirttrest”

2.3.	Location of the Company: 46 Oktyabrskaya st., Pushkino, 141200, Pushkino District, Moscow Oblast, Russian Federation.

The location of the Company is determined by the place of its state registration.

2.3.	The Company is entitled to establish branches and open representative offices in the Russian Federation and outside it under applicable law, including legislation of foreign states whose territory accommodates such branches and representative offices unless otherwise provided for by international treaties of the Russian Federation.

ARTICLE 3.	PURPOSES AND ACTIVITY TYPES OF THE COMPANY

3.1.

The principal purpose of the Company is to derive profits from production, commercial, investment and other activity types which are not prohibited by applicable law in the Russian Federation and outside it, including from: (a) production and trade of alcoholic beverages (including their bulk purchase, storage and supply, as well as their retail trade) and other excisable goods, foodstuffs, non-alcoholic beverages, consumer goods, and producer goods, (b) trading and purchasing activity, including wholesale and retail, and commission trade, which includes trade in foodstuffs, alcoholic beverages and tobacco products, rendering of warehouse services, (c) establishment and management of retail and wholesale alcoholic beverage sales networks, (d) organization and operation of production of food products and foodstuffs, (e) establishment and operation of public catering enterprises, (f) transport and forwarding services, cargo carriage, repair and maintenance of transport, operation of motor vehicles and parkings, (g) rendering of domestic services to population, (h) technical, repair, warranty and after-sales services for production, industrial and domestic equipment, (i) scientific and technical, design and information research and development, (j) rendering of mediation, marketing (including the

Charter of OOO “Glavspirttrest”

granting of licences to use trademarks and trade names), innovation, engineering, consulting, information and advertising services, management and other services, (k) organization and holding of selling exhibitions, auctions, seminars, etc., (l) attraction of investments and investment of funds in enterprises for production and sale of alcoholic and other beverages, and in other enterprises in the Russian Federation and abroad, (m) management of such enterprises both using own resources and in cooperation with third parties, (n) organization of efficient sales of products produced by enterprises being invested, and from other related activity types.

3.2.	The Company may engage in any activities with the aim of accomplishing the aforementioned purposes within the limits established by applicable law and subject to obtaining all necessary licenses or permits, including to:

3.2.1.	acquire, own, use and dispose of any real property (including, without limitation, land plots, buildings and structures) and movable property (including securities and participation interest in business companies), and property rights;

3.2.2.	carry out investment activity in any kinds and forms as permitted by the laws of the Russian Federation;

3.2.3.	carry out production activity of whatsoever character, including creation of new items (including their construction) of movable and real property, their operation, repair and service;

3.2.4.	carry out trading activity, including import and export operations, wholesale and retail trade;

3.2.5.	carry out any other activities as may be necessary and desirable for accomplishing the purposes of the Company.

ARTICLE 4.	LEGAL STATUS OF THE COMPANY

4.1.	The Company is a legal entity established in the form of a limited liability company under the laws of the Russian Federation. The Company keeps accounts, has bank accounts and may on its ownbehalf enter into contracts, acquire property and personal non-property rights, assume and perform obligations, sue and be sued in courts, arbitration courts and tribunals in the Russian Federation and outside it. The Company may have subsidiaries and dependent business companies vested with rights of a legal entity both in the Russian Federation and outside it.

4.2.	The Company acquires its rights as a legal entity from the moment of its state registration.

4.3.	The Company is liable for its obligations only to the extent of the value of its property and is not liable for obligations of its Participants. Except for the cases provided for by law, the Participants are not liable for obligations of the Company and bear the risk of losses associated with the Company’s activities to the extent of the value of their shares in the Charter Capital of the Company. Company Participants who have not paid for their Shares in full are jointly and severally liable for its obligations to the extent of the value of the unpaid portion of their Shares in the Company’s Charter Capital.

Charter of OOO “Glavspirttrest”

4.4.	The Company has a round seal, the specimen of which is approved by the General Director of the Company (the “General Director”). The Company’s seal shall indicate the location and full corporate name of the Company in Russian. The Company’s seal may also contain its full or abbreviated name in English.

The Company may have stamps and letterheads bearing its corporate name, and may have its own logo, as well as a duly registered trademark and other means of individualization.

4.5.	The Company is obliged to register and/or notify the competent registration authorities of any amendments to the Company’s Charter in accordance with the procedure and within the terms which are established by applicable law.

ARTICLE 5.	COMPANY PARTICIPANTS (“PARTICIPANTS”)

5.1.	Both individuals and legal entities may be Participants of the Company. Government and local self-government bodies may not be Company Participants unless otherwise is provided for by federal law. The number of Company Participants shall not be more than fifty.

5.2.	The information on the size and nominal value of the Share of each Company Participant is subject to inclusion in the unified state register of legal entities pursuant to the federal law on the state registration of legal entities. The information to be included at the Company’s establishment on the nominal values of the Shares of the Company Participants is determined on the basis of the provisions of the Company’s foundation agreement or its sole founder’s resolution, including if such shares have not been paid for in full and are subject to payment in the manner and within the term prescribed by the Law.

5.3.	The Company maintains the list of Company Participants to record information about each Company Participant, the size of his Share in the Company’s Charter Capital and its payment, as well as about the sizes of the Shares held by the Company and the dates of their transfer to or acquisition by the Company. The Company is obliged to procure the maintenance and upkeeping of the list of Company Participants pursuant to the requirements of the Law.

5.4.	Admission of new participants to the Company (participants of the Company are hereinafter referred to as the “Participants”), withdrawal and expulsion of Participants from the Company, as well as transfer of the Participant’s Share of a portion thereof to another Participant or to third parties is carried out under applicable law and this Charter.

ARTICLE 6.	CHARTER CAPITAL: PARTICIPANTS’ SHARES IN THE COMPANY’S CHARTER CAPITAL

6.1.	The Charter Capital is comprised of the nominal values of its Participants’ Shares. The size of the Participant’s Share in the Charter Capital is expressed in percent.

6.2.	The Charter Capital of the Company (the “Charter Capital”) constitutes 2,600,000 (two million six hundred thousand) roubles.

6.3.	The Company’s Charter Capital was paid for by the Participants by 100% at the time of state registration of the new version of the Company’s Charter.

6.4.	Additional contributions to the Charter Capital may be made in Russian roubles and in a foreign currency, and/or in kind in the form of construction materials,

Charter of OOO “Glavspirttrest”

machinery and equipment, buildings, structures, motor vehicles and other property, securities, rights to use land, water and other natural resources, buildings, structures, machinery and equipment, as well as other property rights, including intellectual property rights and other rights, having a monetary value to the extent to which it is permitted by law.

6.5.	The monetary value of additional in-kind contributions to the Charter Capital is subject to approval by the decision of the General Company Participants Meeting (the “General Meeting”) to be passed by all Company Participants unanimously. The monetary value of any such in-kind contributions is determined on the basis of the market value of the property being contributed. In those cases where it is required by applicable law, such monetary value of additional in-kind contributions is determined by an independent valuer.

6.6.	Contributions to the Charter Capital which are expressed or evaluated in a foreign currency shall be recorded in the Company’s account books in roubles at the official exchange rate of the Central Bank of the Russian Federation as of the date of the contribution.

6.7.	The Charter Capital may be increased by: (i) using own assets of the Company, (ii) using additional contributions of its Participants, and/or (iii) using contributions of third parties being admitted to the Company. The decision to increase the Charter Capital by using additional contributions of its Participants is made at the General Meeting by at least two-thirds’ majority vote of the total number of votes held by the Participants. The decision to increase the Charter Capital based on the Participant’s application (Participants’ applications) for making an additional contribution, and/or based on the third party’s application (third parties’ applications) for its admission to the Company and for making a contribution is adopted at the General Meeting unanimously. The increase of the Charter Capital may be put to vote only provided that all previous contributions to the Charter Capital have been paid for in full.

6.8.	If the Charter Capital is increased by using own assets of the Company, the nominal value of the Shares of all Participants is increased proportionally, without changing the percentage of the Participants’ Shares.

6.9.	If the Charter Capital is increased by using additional contributions by all Participants, the General Meeting shall determine the total value of the additional contributions as well as the ratio, which is uniform for all Participants, between the value of the Participant’s additional contribution and the amount by which the nominal value of his Share will be increased. The increase of the nominal value shall not exceed the value of the additional contributions.

6.10.	Each Participant is entitled to make an additional contribution to the Charter Capital within 2 (two) months after the date when the General Meeting made the decision under Article 6.9 of this Charter (or a longer term which may be approved by the General Meeting). Each Participant’s Share in the additional contribution shall not exceed such Participant’s Share in the Charter Capital before increasing the Charter Capital.

6.11.	The General Meeting shall make an additional decision on the approval of the results of increasing the Charter Capital and on making the respective amendments to the Company’s Charter within 1 (one) month of expiry of the term of making an additional contribution which is set in Article 6.10 hereof. The nominal value of the Share of each Participant who made an additional contribution is increased in the proportion determined pursuant to Article 6.9 of this Charter.

Charter of OOO “Glavspirttrest”

6.12.	The General Meeting may make a unanimous decision to increase the Charter Capital on application of one or more Participants, or on application of one or more third parties who wish to become Participants. Such application shall contain the size and composition of the expected contribution, procedure for and term of making such contribution, as well as the Share which the Participant or a third party wishes to acquire in the Charter Capital. The application may also contain additional terms and conditions in respect of the contribution and participation in the Company.

6.13.	Simultaneously with the decision under Article 6.11 hereof to increase the Charter Capital, the General Meeting shall make a unanimous decision to make the respective amendments to the Company’s Charter, increase the Share of one or more Participants, and, if necessary, a decision to change the distribution of the Shares in the Company. The nominal value of the Share being transferred to the respective Participant or third party shall not exceed the value of the respective contribution to the Charter Capital.

6.14.	Additional contributions by Company Participants and contributions by third parties shall be made not later than within six months from the date when the General Company Participants Meeting made the decisions provided for by paragraphs 6.12 and 6.13 of this Charter.

6.15.	The application for state registration of the amendments, reflecting the increase in the Charter Capital, to the Company’s Charter which has been signed by the General Director of the Company, and other documents for state registration in connection with increasing the Company’s Charter Capital, increasing the nominal value of the Shares of the Company Participants who have made additional contributions, admission of third parties to the Company, determination of the nominal value and size of their Shares and, if necessary, in connection with changing the Company Participants’ Shares, as well as documents confirming that the Company Participants or third parties have made their additional contributions or contributions in full shall be submitted to the authority performing the state registration of legal entities within one month from the date of making the decision provided for by paragraph 6.13 hereof or from the date of making additional contributions by the Company Participants or third parties.

The application confirms that the Company Participants or third parties have made their additional contributions or contributions in full. During three years from the time of state registration of the respective amendments to the Company’s Charter, the Company Participants are jointly and severally liable, should the Company’s assets be insufficient, for its obligations to the extent of the value of the additional contributions which have not been made.

6.16.	Should the terms established in Articles 6.10, 6.11, 6.14 and 6.15 hereof be breached, the respective increase in the Charter Capital is deemed as though it did not take place. In such case, the contributions made earlier to the Charter Capital in connection with such increase shall be returned within a reasonable period of time to the respective Participants and third parties who participated in the increase of the Charter Capital.

6.17.	The Charter Capital may be decreased by the decision of the General Meeting which has been adopted unanimously by all Participants provided that decreasing the Charter Capital is possible only after notifying all creditors of the Company thereof and performing other actions provided for by applicable law.

6.18.	If the value of the Company’s net assets proves to be less than the Charter Capital at the end of the second and each subsequent financial year after the registration of the Company, the Company is obliged to declare that the Charter Capital is decreased and have such decrease registered in accordance with the established procedure.

Charter of OOO “Glavspirttrest”

Should the net asset value be less than the minimum Charter Capital established by law, the Company is subject to liquidation. The Company is obliged to decrease its Charter Capital in all other cases where such decrease is required by applicable law.

6.19.	The documents for state registration of amendments being made to the Charter in connection with decreasing the Company’s Charter Capital and changing the nominal value of the Company Participants’ Shares shall be submitted to the authority performing the state registration of legal entities within one month from the date of sending the latest notice of decreasing the Company’s Charter Capital and its new size to creditors.

Such amendments enter into force for third parties from the time of their state registration.

6.20.	The Company or its Participants are exempt, to the extent provided for by applicable law, from customs duties and VAT for imports of property being contributed in kind to the Charter Capital (including also when the Charter Capital is increased).

ARTICLE 7.	RIGHTS AND OBLIGATIONS OF COMPANY PARTICIPANTS

7.1.	Each Participant has the right to participate in management of the Company by taking part in the work of the General Participants Meeting and voting at it. The number of votes which each Participant has is proportionate to his Share in the Charter Capital.

7.2.	Each Participant has the right to receive from the Company any information related to the Company’s activities. A Participant is entitled at all times to familiarize himself with the Company’s Charter, as well as with account books and internal regulatory documents of the Company. The aforementioned information shall be provided, and copies of the Charter, accounting reporting documents and internal regulatory documents of the Company shall be sent to a Participant free of charge within 3 (three) days upon receipt of the request from the Participant.

7.3.	Each Participant has the right to receive a share during distribution of the Company’s profits, of which the General Meeting notifies from time to time, and a share in the Company’s assets in the event of liquidation of the Company (after satisfying creditors’ claims pursuant to applicable law) proportionally to such Participant’s Share in the Charter Capital.

7.4.	Subject to provisions of applicable Russian law, each Participant is entitled at all times to sell or otherwise dispose of his Share in the Charter Capital or a portion thereof to another Company Participant with the consent of the other Participants.

7.5.	In addition to the rights provided for in Article 7.4 hereof, each Participant is entitled at all times to sell or otherwise transfer his Share or a portion thereof to any third party under Article 16 of the Charter.

7.6.	Each Participant pays for his Share in the Charter Capital in the manner, scope and within the term as prescribed by this Charter and in accordance with the General Meeting’s decisions that have been made on its basis. Participant’s failure to make a full contribution to the Charter Capital within an established term entails the accrual of interest on the unpaid portion of the contribution at the rate established by a decision of the General Meeting.

Charter of OOO “Glavspirttrest”

7.7.	A Participant may withdraw at all times from the Company by disposing of his Share to the Company in the manner established by Article 17 hereof. The Participant may demand the acquisition of the Share by the Company in the cases provided for by the Law.

The withdrawal of a Participant from the Company whereby it is left without any Participant is prohibited.

7.8.	Each Participant is obliged to make contributions to the Company’s assets by the decision of the General Meeting which has been passed by all Participants unanimously.

7.9.	Each Participant is obliged not to disclose confidential information about the activity of the Company.

7.10.	A Company Participant is entitled to pledge his Share or a portion thereof in the Company’s Charter Capital with another Company Participant or, subject to consent of the General Company Participants Meeting, with a third party. The decision of the General Company Participants Meeting on the consent to pledge the Share or a portion thereof in the Company’s Charter Capital belonging to the Company Participant is passed by a majority vote of all Company Participants. The vote of the Company Participant intending to pledge his Share or a portion thereof is disregarded for the purposes of such voting.

ARTICLE 8.	GOVERNANCE OF THE COMPANY

8.1.	The General Company Participants Meeting (the “General Meeting”) and the sole executive body of the Company, the General Director or through the Managing Organization (the “Manager”), manage the Company. The status of and procedure for operation of the General Meeting and the Sole Executive Body are described below.

ARTICLE 9.	GENERAL MEETING

9.1.	The General Meeting is a supreme body of the Company. The General Meeting may be regular which is held annually for approval of the Company’s annual activity results and extraordinary which is held in the cases provided for by this Charter, as well as in other cases if interests of the Company and its Participants require holding such General Meeting.

9.2.	The regular General Meeting, at which the Company’s annual activity results are approved, is held once a year not earlier than on 1 March and not later than on 30 April each year. The annual General Meeting is convened by the sole executive body. It is held at the location of the Company unless the sole executive body decides otherwise.

9.3.	The extraordinary General Meeting is convened by the General Director at his initiative or on demand of: (a) the auditor, or (b) Participants having in aggregate at least one tenth of the total number of votes of the Company Participants.

9.4.	The General Director sends a notice of the General Meeting to each Participant not later than 30 (thirty) days before the date of the meeting. The notice shall contain: (a) a complete list of issues on the agenda; and (b) the time and place of the meeting.

The notice of the General Meeting is sent to the Participants by mail or courier service, or delivered personally against signature.

Charter of OOO “Glavspirttrest”

The notice of the General Meeting may also be sent by electronic means ensuring the authenticity of transmitted and received messages and their documentary acknowledgement of the receipt.

9.5.	Should the procedure for convening the General Meeting as established by Art. 9.4 be not observed, such General Meeting is deemed, nevertheless, to be quorate if all Participants take part in it.

9.6.	The Participants attending the meeting shall register prior to the fixed time of opening of the General Meeting. If the registration continues at the time of its opening, the meeting is not opened until all those who were present at the time fixed for the opening of the General Meeting have registered to participate in it. The Participants elect Chairman and Secretary of the General Meeting from among themselves by a simple majority vote. The voting at the General Meeting is held in accordance with the procedure established by Article 7.1 of this Charter.

9.7.	The General Meeting has a quorum for making decisions on issues on the agenda if it has registered and is attended by the Participants themselves who have more than fifty percent of all votes held by the Participants, or through their authorized representatives. If decisions on all issues on the agenda are made by a majority vote, the quorum requires the presence of the Participants having in aggregate the least required number of votes necessary for making such decisions. Participants’ representatives at the General Meeting produce documents confirming their authority.

9.8.	If there is no quorum by the time fixed for the opening of the General Meeting (considering the extended time for the registration under Article 9.6 above), such General Meeting is convened again within a period established by the Chairman of the General Meeting but not exceeding 10 (ten) days, while considering the terms specified in Article 9.2 hereof. A written notice specifying a new date of the meeting is immediately sent to the absent Participants. Only issues on the initial agenda may be decided at the newly convened meeting. The Participants are required to register before the opening of the newly convened meeting. The newly convened meeting elects Chairman and Secretary of the General Meeting under Article 9.6 of this Charter and determines if there is a quorum at the meeting. If there is no quorum, the General Meeting with this agenda is not further convened again, but a new General Meeting may be convened in accordance with the established procedure.

9.9.	A General Meeting that has a quorum may be postponed by a period of not more than 30 (thirty) days, while considering the terms specified in Article 9.2 hereof, without prejudice to any decisions that have been adopted earlier at such meeting prior to its postponement. A written notice of a new date, place and time of the postponed General Meeting is immediately sent to the absent Participants. Only issues on the initial agenda which were left undecided may be decided at the resumed General Meeting.

9.10.	The General Director organizes the minuting of each General Meeting, and the minutes shall be signed by the chairman of the General Meeting. Copies of the minutes which have been certified by the General Director are sent to the Participants within 10 (ten) days after issuing the minutes of the General Meeting.

9.11.	The Company is entitled, by decision of the General Meeting, to compensate the Participants or their representatives for expenses associated with their participation in the General Meetings.

9.12.	A decision of the General Meeting may be passed without holding the meeting (joint presence of the Participants) but by absentee voting (by way of a poll).

Charter of OOO “Glavspirttrest”

Such voting may be held by exchanging documents by mail, telegraph, fax, teletype, telephone, e-mail or other communication means which ensure the authenticity of transmitted and received messages and their documentary acknowledgement of the receipt. Decisions to approve annual reports and annual balance sheets (Article 10.1.3 (ii) of the Charter) may not be adopted by absentee voting. The absentee voting procedure is defined by the Company’s internal document.

ARTICLE 10.	COMPETENCE OF GENERAL MEETING

10.1	The following issues shall fall within the competence of the General Meeting:

10.1.1	The issues the resolution of which requires unanimity of all Participants:

(i)	reorganization and liquidation of the Company; appointment of the liquidation commission and approval of liquidation balance sheets;

(ii)	decrease in the Charter Capital;

(iii)	increase in the Charter Capital on the basis of the application(s) of the Participant(s) for making an additional contribution, and (or) of the application(s) of the third party (third parties) for admittance to the Company and making a contribution;

(iv)	approval of monetary valuation of in-kind contributions to the Charter Capital made by the Participants and the third parties being admitted to the Company;

(v)	passing the resolution on the allocation of the Company-owned Shares among all Participants in proportion to their Shares in the Charter Capital, or on their disposal to all or some Participants, or third parties;

(vi)	providing the Participant(s) with additional rights and/or charging additional duties in addition to the rights and duties stipulated by the Law (“Additional Rights and/or Duties”), and making the respective changes and amendments in the Charter;

(vii)	termination/limitation of Additional Rights and/or Duties, and making the respective changes and amendments in the Charter;

(viii)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for exercise of pre-emptive rights to purchase the Share or a portion of the Share in the Charter Capital disposed by any of the Participants not in proportion to the number of the Participants’ Shares;

(xi)	passing the resolution on the payment to creditors of the Participant, the Share of which in the Charter Capital is being enforced, of the real cost of such Share in accordance with applicable laws;

(x)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which stipulate making additional contributions to the Company’s property pursuant to Art. 27 of the Law;

(xi)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for allocation of profit among the Participants not in proportion to the number of the Participants’ Shares in the Charter Capital;

Charter of OOO “Glavspirttrest”

(xii)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for determination of the number of the Participants’ votes not in proportion to the number of the Participants’ Shares in the Charter Capital;

(xiii)	determination of the Participants’ responsibility for failure to make contributions to the Company;

(xiv)	other issues which require unanimity in accordance with applicable laws.

10.1.2 The issues the resolution of which requires unanimity of not less than two thirds of all Participants’ votes:

(i)	making changes and amendments in the Charter, and also approval of the Charter in a new version (except for the Charter amendments made in accordance with article 10.1.1 above);

(ii)	increase in the Company Charter Capital through the Company’s property or making additional contributions by the Participants;

(iii)	establishment of branches and opening of representative offices of the Company, and their liquidation;

(iv)	passing the resolutions on making additional contributions to the Company’s property;

(v)	resolution on the approval of transactions in making of which there is a related-party interest (as they are defined by the Law), except for the cases when the payment amount under such transaction or the cost of property being the subject of such transaction exceeds two per cent of the cost of the Company’s property as evaluated on the basis of accounting statement data for the last reporting period;

(vi)	resolution on the approval by the Company of major transactions related to acquisition, disposal or possibility to dispose by the Company, directly or indirectly, of the property the cost of which exceeds 50 per cent of the Company’s property;

(vii)	other issues which require consent of not less than two thirds of all Participants in accordance with applicable laws.

10.1.3 The issues the resolution of which requires simple majority of Participants’ votes:

(i)	determination of guidelines in the Company’s activity, and also passing resolution on participation in associations and other unions of commercial organizations;

(ii)	approval of annual reports and accounting balance sheets;

(iii)	passing the resolution on distribution of the Company’s net profit among the Company’s Participants;

(iv)	issuance of bonds and other securities by the Company; determination of the terms of their issuance;

(v)	setting an audit, approval of the Company’s auditor and estimation of payment for his services;

Charter of OOO “Glavspirttrest”

(vi)	resolutions related to establishment of the Company’s funds (including a reserve fund) and contributions thereto;

(vii)	appointment and termination of the General Director’s powers, and resolution of all issues related to the terms of his employment and remuneration, and also passing the resolution on delegation of powers from the General Director to Administrator, approval of such Administrator and the terms of agreement with him;

(viii)	approval of the Company’s internal documents;

(ix)	giving a consent for pledging by the Participant of his Share in the Charter Capital to another Participant or third party;

(x)	filing a claim in court by the Company seeking for recovery of losses inflicted to the Company by actions of the General Director, and for invalidation of major transaction;

(xi)	resolution on recovery of expenses from the Company’s funds for arranging, convening and holding of the Extraordinary General Meeting in accordance with Article 35(4) of the Law.

(xii)	granting and raising by the Company of loans, credit facilities, and granting of delays in payment for the amount exceeding 25,000,000 (twenty five million) roubles;

(xiii)	granting of loans to the Company’s employees or third parties, and also a pledge, mortgage and other encumbrances held by the Company on the basis of the right of ownership or other rights, granting sureties on behalf of the Company;

(xiv)	approval, as advised by the General Director, and termination of powers of the Deputies General Director and the Company’s Chief Accountant, resolution of all issues related to their remuneration and terms of their employment;

(xv)	approval, as advised by the General Director, of all business-plans, cost estimates, annual balance sheets, annual accounting and financial statements of the Company;

(xvi)	approval of investments and other expenses of the Company in the amount exceeding 25,000,000 (twenty five million) roubles;

(xvii)	conclusion, termination or change by the Company of any employment agreement as a result of which the amount of payments to an employee shall exceed the amount established in the Company’s staffing table approved by the General Meeting;

(xviii)	subject to the provisions of Article 10.1.2(vi) above, passing the resolutions on the approval of transaction or transactions related to acquisition, disposal or potential disposal by the Company, directly or indirectly, of the property the cost of which exceeds 25,000,000 (twenty five million) roubles per transaction within a financial year or per several interrelated transactions within a financial year with the same counterparty;

Charter of OOO “Glavspirttrest”

(xix)	establishment or liquidation of subsidiary and dependent legal entities of the Company, and acquisition or sale of shares, stakes or other interests in other legal entities;

(xx)	use of voting rights or other interests in managing the legal entities, both represented by shares, stakes in the charter (share, etc) capital of such legal entities, in ownership, use and/or disposal by the Company, and provided to the Company under any contracts and agreements;

(xxi)	approval of transactions in making of which there is a related-party interest (as they are defined by the Law), except for the cases when the payment amount under such transaction or the cost of property being the subject of such transaction is up to two per cent of the cost of the Company’s property as evaluated on the basis of accounting statement data for the last reporting period;

(xxii)	passing the resolution on making by the Company of a bill transaction, including concerning the issuance by the Company of bills, making direct endorsements, sureties, payments thereunder, without regard to their amount;

(xxiii)	passing the resolution on making by the Company of any transaction with respect to acquisition, disposal, encumbrance or providing third parties with rights to the following items of intellectual property: inventions of useful model, industrial prototype, trademark, service mark, name of place of origin, brand name, know-how, innovation proposal;

(xxiv)	any other issues which may fallen within the competence of the General Meeting pursuant to applicable laws and this Charter.

ARTICLE 11.	GENERAL DIRECTOR

11.1	The General Director, as the Company’s sole executive body, administers the day-to-day operations of the Company. The General Director is appointed by the General Meeting for a five-year period, and may be re-appointed for a new term(s) by resolution of the General Meeting.

Powers of the General Director may, at any time, be terminated by resolution of the General Meeting.

11.2	The General Director acts within the limits and under this Charter, resolutions passed by the General Meeting, and applicable laws.

11.3	The General Director is accountable to, and under control of the General Meeting, and is responsible to it for the results of the Company’s activities and the performance of the functions imposed on him, and submits periodic reports and recommendations to the General Meeting, upon its request.

11.4	The General Director must act in the interests of the Company, is obliged to exercise his rights and duties with regard to the Company in good faith and on reasonable grounds, and is not entitled to engage in activities that could affect the performance of his duties to the Company or compete with the Company’s activity.

Charter of OOO “Glavspirttrest”

11.5	For the time of absence of the General Director, his competence shall be transferred in full to his deputy according to the respective order of the General Director or resolution of the General Meeting.

11.6	The Company is entitled to delegate, under agreement, the powers of the General Director to Administrator. If the powers of the sole executive body are delegated to Administrator, the Company exercises civil rights and undertakes civil liabilities through Administrator acting pursuant to the federal laws, other regulations of the Russian Federation and the Charter.

12.	COMPETENCE OF GENERAL DIRECTOR

12.1	The General Director administers the day-to-day operations of the Company, and represents the Company without power of attorney in relations with any third parties within his competence as defined herein and in resolutions passed at the General Meeting. Within these limits, the General Director has the right to negotiate and conclude agreements on behalf of the Company, and control their execution, and also hire, promote, control and dismiss the Company’s employees, issue powers of attorney (with or without power of substitution) for performing actions on behalf of the Company, and exercise any other authorities except for the authorities which, under this Charter and applicable laws, fall within the competence of the General Meeting.

12.2	The General Director is responsible for preparation of all business-plans, cost estimates, annual balance sheets, annual accounting and financial statements, and also annual company statement, and submits these plans, cost estimates, balance sheets and statements for approval of the General Meeting.

12.3	The General Director, pursuant to applicable laws and to the extent which does not fall within the competence of the General Meeting, has the following powers:

12.3.1	to maintain control over, and dispose of the Company’s property, including its monetary funds;

12.3.2	to conclude agreements on behalf of the Company and ensure their execution;

12.3.3	to pass the resolutions on making any transaction related to acquisition, disposal or potential disposal by the Company, directly or indirectly, of the property the cost of which does not exceed 25,000,000 (twenty five million) roubles per transaction within a financial year or per several interrelated transactions within a financial year with the same counterparty;

12.3.4	to develop the Company’s personnel policy, submit it for approval of the General Meeting, and ensure its implementation after approval;

12.3.5	to hire and dismiss employees of the Company and conclude employment agreements;

12.3.6	to submit recommendations to the General Meeting concerning remuneration of the Company’s external auditor;

12.3.7	to approve the Company’s policy concerning the assignment of duties and the preparation of job descriptions for the Company’s employees;

Charter of OOO “Glavspirttrest”

12.3.8	to pass resolutions and issue orders regarding the current issues related to internal activity of the Company;

12.3.9	to open, control transactions and to close banking accounts on behalf of the Company in accordance with applicable laws;

12.3.10	to prepare necessary materials and proposals for consideration by the General Meeting, and to ensure implementation of resolutions of the General Meeting;

12.3.11	to represent the Company in relations with governmental bodies and agencies;

12.3.12	to ensure the compliance with applicable laws by the Company;

12.3.13	to appoint the deputies General Director and chief accountant, subject to their preliminary approval at the General Meeting, and to distribute duties between them;

12.3.14	to approve instructive materials and regulations on the Company’s structure and subdivisions (except for branches and representative offices);

12.3.15	to approve the Company’s staffing table;

12.3.16	to approve regulations regarding the form and system of payment for labour, internal regulations and other documents governing the Company’s day-to-day operations;

12.3.17	to approve the rules for record management, statements and control over the performance discipline;

12.3.18	to pass resolutions on all other issues concerning the Company’s day-to-day operations which are necessary for achieving its goals and do not fall within the competence of the General Meeting.

ARTICLE 13.	FINANCIAL STATEMENT AND ACCOUNTING

13.1	The Company’s financial year is a calendar year (from January 1 until December 31)

13.2	Financial documentation, statistical, accounting and periodic financial statements of the Company are drawn up and, as required, submitted to the competent governmental bodies and to the General Meeting in accordance with the Charter and the accounting rules established by applicable laws. In addition, if required by the General Meeting, periodic financial statements shall be drawn up pursuant to generally accepted international accounting principles and accounting practice.

13.3	The Company may engage an external auditor for conducting annual audit of accounting balance sheets and financial statements of the Company and for the other purposes which may be determined by the General Meeting or be required pursuant to applicable laws.

Charter of OOO “Glavspirttrest”

ARTICLE 14.	PROCEDURE FOR ALLOCATION OF PROFIT AMONG PARTICIPANTS OF COMPANY

14.1	Under resolution of the General Meeting, the Company’s net profit remaining after payment of all taxes, may be paid to the Participants, wholly or partly, on a yearly, half-yearly or quarterly basis according to their Shares in the Company.

14.2	Profit may be allocated in money terms, in the form of securities or commodities, and may be paid by the Company or its authorized agent.

14.3	The profit amount being allocated in such a manner does not include appropriate withholding taxes. The Company or its authorized agent deducts all withholding taxes within the limits, as provided for by applicable laws, before payment of profit share to each Participant.

ARTICLE 15.	RESERVE FUND

15.1	The Company may create a reserve or other funds in the form and in the amount provided for by the respective resolution of the General Meeting.

ARTICLE 16.	ASSIGNMENT OF SHARE IN COMPANY

16.1	Each Participant is entitled to sell, or otherwise dispose of its Share or a portion of the Share in the Company’s Charter Capital in favour of another Participant (or Participants) on the terms agreed between such Participants. Whereby, consent of other Participants of the Company is required for making such transaction.

16.2	Disposal of the Share or a portion of the Share by any Participant of the Company in favour of third parties by any means except for sale is permitted only with the consent of all other Participants of the Company.

Whereby, such consent is deemed to be obtained provided that all Participants of the Company, within thirty days since the receipt by the Company of the respective application or offer, have submitted written statements concerning the consent for disposal of the Share or a portion of the Share, or within the specified term, have not submitted written statements concerning the failure to give consent for disposal of the Share or a portion of the Share.

16.3	The Company’s Participants use a pre-emptive right to purchase the Share or a portion of the Share of the Company’s Participant at the price of offer to a third party;

The Company’s Participants are entitled to use a pre-emptive right to purchase the whole Share or not the whole portion of the Share in the Company’s Charter Capital proposed for sale. Whereby, the remaining Share or a portion of the Share may be sold to a third party after a partial disposal of the said right by the Participants at the price and on the terms which were disclosed to the Company and its Participants.

The Company’s Participants may be offered the possibility to acquire the Share or a portion of the Share not in proportion to the number of their Shares.

16.4	Sale or disposal of the Share or a portion of the Share in the Company’s Charter Capital to third parties is permitted subject to compliance with the requirements provided for the Charter and applicable laws of the Russian Federation.

16.5	When selling the Share or a portion of the Share with violation of pre-emptive rights, any Participant or Participants of the Company is entitled, within three months from the time when the Company’s Participant or Participants knew or should have known of such violation, to seek for transfer of purchaser’s rights and duties to them by judicial means.

Charter of OOO “Glavspirttrest”

16.6	It is not permitted to surrender the said pre-emptive rights concerning the purchase of the Share or a portion of the Share in the Company’s Charter Capital.

16.7	The Company’s Participant intending to sell its Share or a portion of the Share to third party must notify the remaining Participants of the Company in writing, and the Company itself, by sending the offer, through the Company for its account, addressed to these parties with specification of the price and information about third party intending to purchase the Share of the respective Participant, and other terms of sale. The offer concerning the sale of the Share or a portion of the Share is deemed to be received by all Participants of the Company at the time of its receipt by the Company. The offer is deemed to be unreceived, if within a term not later than the date of its receipt by the Company, the Participant of the Company did not receive the notice of its withdrawal.

Withdrawal of the offer for the sale of the Share or a portion of the Share after its receipt is permitted with the consent of all Participants of the Company only.

16.8	The Company’s Participants and the Company are entitled to use a pre-emptive right to purchase the Share or a portion of the Share within thirty days (or a longer period) from the date of the receipt of the offer by the Company.

16.9	If within 30 (thirty) days from the date of the receipt of offer by the Company, the Company’s Participants and the Company do not use a pre-emptive right to purchase the Share or a portion of the Share offered for sale, including those which arise as a result of the use of pre-emptive right to purchase the whole Share or not whole portion of the Share, or the waiver of particular Participants of the Company and the Company of pre-emptive rights to purchase the Share or a portion of the Share, the remaining Shares may be sold to a third party at a price which is not less than that one fixed in the offer for the Company’s Participants and the Company, and on the terms which were disclosed to the Company and its Participants.

16.10	A pre-emptive right to purchase the Share or a portion of the Share in the Company’s Charter Capital possessed by the Participant and the Company is terminated on the day of:

•	submission of written application for waiver of this pre-emptive right in accordance with the procedure specified in this clause;

•	expiry of the period of use of this pre-emptive right.

Applications from the Company’s participants for waiver of pre-emptive rights to purchase the Share or a portion of the Share must be received by the Company before the expiry of exercise of this pre-emptive right as stipulated in accordance with clause 16.8 hereof.

16.11	The Company does not have a pre-emptive right, in relation to third parties, to purchase the Share or its portion not acquired by other Participants.

16.12	The Share of the Company’s Participant may be disposed only to the extent that it has been paid.

16.13	Transfers of the Share in the Company’s Charter Capital in favour of citizens’ successors and legal entities’ assignees being the Company’s Participants, and transfer of the Share owned by a liquidated legal entity, its Participants having proprietary rights to its property or rights of obligation with regard to this legal entity, are permitted with the consent of the remaining Participants of the Company only.

Charter of OOO “Glavspirttrest”

16.14	Transaction aimed at the disposal of the Share or a portion of the Share is subject to compulsory notarial certification except for the cases specified in Articles 23, 24 and clause 2 of Article 26 of the Federal law “On Limited Liability Companies”.

16.15	The acquirer of the Share or a portion of the Share receives all rights and duties of the Company’s Participant which arose before the assignment of the said Share or a portion of the Share except for rights and duties stipulated by p.2, clause 2, Article 8 and p.2, clause 2, Article 9 of the Federal law “On Limited Liability Companies”.

16.16	The Company is not entitled to acquire the Shares or portions of the Shares in its Charter Capital except for the cases as stipulated by the Law.

16.17	In the case of refusal by the Participants to give consent for disposal (except for sale) of the Share or a portion of the Share, the Company, after receipt of a written request from the Participant intending to dispose of the Share or a portion of the Share, is obliged to acquire the respective Share. Such acquisition is deemed to have taken place on the date of the receipt by the Company of the respective request. In return, the Company is obliged to pay the Participant the real cost of its Share determined according to the Company’s accounting statement for the last reporting period preceding the date of request, or subject to a written consent of the Participant to provide the Participant with property in kind, the market value of which corresponds to the cost of his Share. The real cost of the Share is equal to such portion of the cost of the Company’s net assets which corresponds to the Share in the Charter Capital in percent. Payment of monetary funds or assignment of property is made within 3 (three) months since the assignment of the Share to the Company.

ARTICLE 17.	WITHDRAWAL OF PARTICIPANT FROM COMPANY

17.1	The Participant has a right to withdraw from the Company by means of disposing of the Share to the Company at any time, without consent of other Participants.

Withdrawal of the Company’s participants from the Company, as a result of which no participant remains in the Company, and also withdrawal of the sole Company’s participant from the Company, is not permitted.

17.2	In order to withdraw from the Company, the Participant submits a written application to the Company’s General Director who must immediately notify all remaining Participants of the Company of it. The Share or a portion of the Share of the withdrawing Participant is transferred to the Company since the time of submission of the above-mentioned application. In this case, the Company is obliged to pay the Participant the real cost of his Share in the Company’s Charter Capital in monetary terms or, upon the consent of such Participant, gives him the property at the same cost in kind. If the Participant has not paid its contribution to the Charter Capital in full, the real cost of a portion of his Share in proportion to the paid portion of the Share shall be paid to him.

17.3

For the purposes of Article 17.2 hereof, the real cost of the Participant’s Share is calculated on the basis of the Company’s accounting statement data for the last reporting period preceding the date of submission of application for withdrawal from the Company, as specified in Article 17.2 hereof. The real cost is paid for the account of difference between the cost of the Company’s net assets and the size of the Charter Capital. If such difference is insufficient for payment to the Participant who submitted the application for withdrawal

Charter of OOO “Glavspirttrest”

from the Company, the latter must decrease its Charter Capital in accordance with the procedure specified by this Charter and applicable laws. The real cost should be paid to the Participant within 3 (three) months since the date of occurrence of the respective obligation.

17.4	In the case of the Participant using his right to withdraw from the Company, as specified in this Article 17 hereof, the Participant has a right to convert the real cost of his Share into foreign currency at his option, and to repatriate it to the banking account abroad, acting in accordance with the Russian laws on currency regulation and control at all times.

17.5	The Participant withdrawing from the Company is not discharged from his obligations as for making a contribution to the Company’s property in the case when such circumstances occurred before the submission of application, as stipulated by Article 17.2 hereof.

ARTICLE 18.	REORGANIZATION AND LIQUIDATION OF COMPANY

18.1	In case of reorganization of the Company, the General Meeting shall approve a deed of assignment and separation balance sheet, and afterwards, notify the Company’s creditors of its reorganization.

18.2	Reorganization of the Company may be performed in the form of a merger, consolidation, split-off, spin-off and/or reorganization in any form provided for by applicable laws.

18.3	The Company may be liquidated in case of adoption of resolution by the General Meeting being passed unanimously by all Participants (voluntary liquidation), or as a result of delivery of final decision by competent court (liquidation upon court decision).

18.4	The General Meeting must immediately send a written notice about the resolution passed by it to liquidate the Company or a copy of court decision concerning liquidation of the Company to governmental body or bodies performing a state registration of legal entities (“the Authorized Body”).

18.5	Liquidation of the Company entails its termination without transfer of rights and duties to other persons according to the procedure of succession.

18.6	Resolution of the General Meeting regarding a voluntary liquidation of the Company and appointment of the liquidation commission is passed at the suggestion of the General Director or the Participant.

18.7	When liquidating the Company, the General Meeting appoints, upon the consent with the Authorized Body, the liquidation commission.

18.8	The liquidation commission, since the time of its appointment, receives all powers for the Company management. The liquidation commission, on behalf of the Company, appears before the court.

18.9	The liquidation commission posts the publication on the Company’s liquidation and on the procedure and the terms for filing claims by its creditors in printed media. This term may not be less than two months since the time of publication.

18.10	The liquidation commission takes steps in order to determine creditors and obtain accounts receivable, and also notifies creditors of the Company’s liquidation in writing.

18.11	Upon completion of the term for filing claims of creditors, the liquidation commission draws

Charter of OOO “Glavspirttrest”

up the interim balance sheet containing the data on the composition of the Company’s property, the list of filed claims and the results of their consideration. The interim balance sheet is approved by the General meeting and agreed with the Authorized Body.

18.12	If the monetary funds available to the Company are not sufficient to satisfy creditors’ claims, the liquidation commission sells the Company’s property by public sale according to the procedure established for enforcement of court decisions.

18.13	Payment of monetary amounts to creditors is made by the liquidation commission in the order of priority as established by the Civil Code of the Russian Federation.

18.14	Upon completion of settlements with creditors, the liquidation commission draws up the liquidation balance sheet approved by the General Participants’ Meeting and agreed with the Authorized Body.

18.15	The Company’s property remaining after settlement of creditors’ claims is transferred to its Participants in proportion to their Shares in the Company’s Charter Capital.

18.16	The Company’s liquidation is deemed to be completed, and the Company – as has been liquidated after making an entry into the Uniform State Register of Legal Entities.

18.17	Upon the Company’s liquidation, the documents being subject to maintenance for an indefinite term, shall be kept in the archives as determined by appropriate registration bodies. The documents not related to the Company’s employees (for example, resolutions concerning appointment to a post, personal files, etc.) shall be kept in the archive of that administrative district on the territory of which the Company is located. Transfer and sorting of documents is performed for the Company’s account in accordance with requirements of state archive bodies.

ARTICLE 19.	MAINTENANCE OF COMPANY’S DOCUMENTS AND DISCLOSURE

19.1	The General Director ensures the maintenance by the Company of originals (or notarized copies) of the following documents of the Company: (i) Memorandum of Association, the Company’s Charter, changes and amendments thereto registered in due course, resolutions on establishment of the Company and the Company’s state registration certificates; (ii) the documents proving the Company’s rights to the property being on its books; (iii) the Company’s internal documents approved by the General Meeting and the General Director; (iv) regulations on the Company’s branches and representative offices; (v) the documents related to the issue of bonds and other issuing securities; (vi) annual financial statements; (vii) accounting documents; (viii) consolidated funds statements submitted to the respective bodies; (ix) minutes of the General Meetings, orders of the General Director and other documents signed by him; (x) the list of the Company’s affiliates with specification of the Share in the Company (if any) owned by each such affiliate; (xi) report of the Company’s external auditor and state and municipal financial control bodies; (xii) the documents related to the Company’s staff, and (xiii) other documents, the maintenance of which is provided for by applicable laws.

19.2	The Participants have the right to obtain information on the Company within a reasonable term and in the manner established by Article 7.2 hereof.

19.3	In the cases when it is required by applicable laws, and to the extent that it is stipulated by it, the Company shall publish reports about its activity, accounting balance sheets and other information.

Totally bound and sealed 21 (twenty one) sheets.

The General Director, Managing Director of ZAO “Russian Alcohol”

[signature]

Carlo Radicati di Primeglio

[seal: Limited Liability Company

“Glavspirttrest” * MOSCOW * OGRN

[illegible]

Inter-District [illegible] for the Moscow Region

TRUE COPY

OGRN 1027739246501

GRN 2105038010372

Date of registration [illegible]

Bound, numbered and sealed 22 sheets

Date of issue [illegible]

[seal: Coat-of-Arms of Russia *

FEDERAL TAX AGENCY OF RUSSIA *

FEDERAL TAX SERVICE

ADMINISTRATION FOR THE

MOSCOW REGION * [illegible]